From: Samuel, Sally
Sent: Thursday, March 29, 2007 3:25 PM
To: 'Suzanne Russell'
Subject: RE: First Defined Portfolio Fund, LLC

Attachments: Tandy Disclosure-General.doc

Here is the Tandy language to be added to your response letter.

-----Original Message-----
From: Suzanne Russell [mailto:russell@chapman.com]
Sent: Thursday, March 22, 2007 1:56 PM
To: Samuel, Sally
Subject: First Defined Portfolio Fund, LLC

Ms. Samuel: As requested, attached as a pdf file is the preliminary proxy
statement that was filed by First Defined Portfolio Fund, LLC yesterday.

Thank you.

Suzanne M. Russell
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603
Tel: 312-845-3446
Fax: 312-516-1446
E-mail: russell@chapman.com